TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

March 13, 2020

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	TRILOGY INTERNATIONAL PARTNERS INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1	ISIN:	CA89621T1084

	CUSIP:	89621T108

2	Date Fixed for the Meeting:	May 29, 2020

3	Record Date for Notice:	April 13, 2020

4	Record Date for Voting:	April 13, 2020

5	Beneficial Ownership Determination Date:	April 13, 2020

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SPECIAL VOTING (by Voting Trustee)*

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SPECIAL VOTING (by Voting Trustee)*

8	Business to be conducted at the meeting:	Annual General

9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

*Under the Voting Trust Agreement between Trilogy International Partners Inc., Trilogy International Partners LLC, and TSX Trust dated February 7, 2017, TSX Trust holds a Special Voting Share that entitles TSX Trust to cast votes equal to the number of units of Trilogy International Partners LLC outstanding on the record date pursuant to voting instructions provided by the holders of such units.

Yours truly,

TSX Trust Company

" Christopher de Lima "

Senior Relationship Manager

Christopher.delima@tmx.com

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